Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel Aviv Stock Exchange	February 3, 2002

Item 1

3

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

03 February 2002

Securities Authority	Tel-Aviv Stock Exchange	Registrar of Companies
3 Kanfei Nesharim Str.	54 Eha'ad Ha'am Str.	POB 767
Jerusalem	**Tel-Aviv**	**Jerusalem**

Dear Sir and Madam,

Re: **Immediate Report**

Following press publications on January 31, 2002, regarding negotiations conducted between the Company and Israel Electric Company ("IEC") in respect to the use of the Company's vacant land reserve in Acco, for the establishment of a Power Station to be operated by natural gas for the production of electricity, the Company hereby clarifies that todate only preliminary discussions have been conducted between the Companies regarding the above transaction.

No principle details have been determined as yet, and no draft agreements have been exchanged.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*) Translation from Hebrew

H:\word\2002\דוחות מיידיים\דוח מיידי-מקרקעין.doc

e-mail:kohavi@cil.co.il 04-9815797 :פקס 04-9851497 :טל' 24122 ת.ד. 2357, עכו
e-mail:kohavi@cil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: February 3, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary